EXHIBIT 12.1

IKON OFFICE SOLUTIONS, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended September 30 (as restated)
	2004	2003	2002	2001	2000
Earnings
Income (loss) from continuing operations	83,694	123,107	148,046	15,286	27,497
Add:
Provision for income taxes	27,300	74,984	87,371	53,844	54,838
Fixed charges	168,619	230,516	249,177	287,383	272,439

Earnings, as adjusted (A)	279,613	428,607	484,594	356,513	354,774

Fixed charges
Other interest expense including interest on capital leases	137,474	197,105	212,280	246,862	237,521
Estimated interest component of rental expense	31,145	33,411	36,897	40,491	34,918

Total fixed charges (B)	168,619	230,516	249,177	287,353	272,439

Ratio of earnings to fixed charges (A) divided by (B)	1.7	1.9	1.9	1.2	1.3